Concord EFS, Inc. and Subsidiaries

                Supplemental Selected Consolidated Financial Data


The following table presents supplemental selected consolidated financial data (in thousands, except per share data) for the Company for each of the five years in the period ended December 31, 1998. The consolidated selected financial data for the Company has been restated for all periods presented to reflect the business combination of Concord EFS, Inc. and Electronic Payment Services, Inc. on February 26, 1999, which was accounted for as a pooling of interests. Net income per share has been restated for all periods presented to reflect all stock splits through December 31, 1998, as well as to conform to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 128, "Earnings Per Share." This financial data is derived in part from, and should be read in conjunction with, the Supplemental Consolidated Financial Statements and the related notes thereto contained elsewhere in this report.

                                                                                                Percentage of
                                                                                                    Revenue             Percentage
                                                                                          -------------------------       Change
                                                                                                  Year Ended         ---------------
                                                 Year Ended December 31                           December 31         1998     1997
                                --------------------------------------------------------  -------------------------   Over     Over
                                  1998        1997        1996        1995        1994     1998      1997     1996    1997     1996
                                --------    --------    --------    --------    --------  ------    ------   ------  ------   ------
Income Statement Data:
Revenue                         $634,511    $490,030    $355,459    $295,552    $258,125    100%     100%      100%   29.4%    37.9%

Cost of Operations               446,515     340,770     241,273     197,394     184,958    70.0     69.6      67.9   31.0     41.2

Selling, General and
   Administrative Expenses        51,185      50,008      42,811      47,907      32,036     8.1     10.2      12.0    2.4     16.8

Operating Income                 136,811      99,252      71,375      50,251      41,131    21.5     20.2      20.1   37.8     39.1

Interest Income (Expense), Net     3,703      (1,789)    (10,296)    (13,766)    (16,983)    0.6     (0.4)     (2.9) 307.0     82.6

Income Taxes                      51,819      37,771      23,347      15,627       9,680     8.2      7.7       6.6   37.2     61.8

Net Income                        88,695      59,692      37,732      20,858      14,468    14.0     12.2      10.6   48.6     58.2

Basic Earnings Per Share           $0.69       $0.47       $0.32       $0.18       $0.13

Diluted Earnings Per Share         $0.67       $0.46       $0.31       $0.18       $0.13

Weighted Average Shares          127,693     126,592     116,291     113,081     111,542

Adjusted Weighted Average
   Shares and Assumed
   Conversions                   131,947     129,937     120,189     116,854     113,912

Balance Sheet Data:
Working Capital                 $285,826    $148,987    $ 69,860    $ 32,911    $(33,519)

Total Assets                     784,118     619,196     554,462     396,144     314,366

Long Term Debt, Less
   Current Maturities            173,000     153,329     150,561     175,978     201,371

Total Stockholders' Equity
(Deficiency)                     360,535     260,544     182,126      45,339     (73,450)

                       Concord EFS, Inc. and Subsidiaries

              Supplemental Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


The following  Supplemental  Management's  Discussion  and Analysis of Financial
Condition and Results of Operations, Supplemental Consolidated Financial Statements and related Notes to Supplemental Consolidated Financial Statements reflect the business combination of Concord EFS, Inc. and Electronic Payment Services, Inc. on February 26, 1999. The combination was accounted for as a pooling of interests.

Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations may contain statements which may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors are cautioned that any such statements are not guarantees for future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include significant fluctuations in interest rates, inflation, economic recession, significant changes in the federal and state legal and regulatory environment, successful implementation of the Company's Year 2000 compliance project, the impact of the Company's recent acquisition of Electronic Payment Services, Inc. on its business and the market for the Company's stock and competition in the Company's markets. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future results over time.

Results of Operations

In connection with the acquisition of EPS, the Company expects to incur approximately $10.5 million in acquisition related expenses in the first quarter of 1999. These expenses are primarily investment banking, legal and accounting fees. Although no definite plan has been adopted, management is currently reviewing operational synergies, such as duplicate facilities, computer and communication hardware and software and other contractual relationships including severance that may require additional charges in the second quarter of 1999 and beyond. Management plans to complete this analysis by May 31, 1999 and will update stockholders on the progress, if available, in the Company's first quarter 1999 Form 10-Q.

Calendar 1998 Compared to Calendar 1997

Revenue increased 29% in 1998. Transaction processing revenue from Merchant Card Services, which includes credit, debit, electronic benefits transfer (EBT) and fuel card transactions increased 36% for the year. The addition of new merchants increased transactional volumes and related revenue. Higher credit card transaction processing rates also contributed to the increase in revenue. The increase in rates was a pass through of higher interchange expenses assessed the Company from the credit card associations. The widening acceptance of debit and EBT card transactions at new and existing merchants also contributed to the increase in revenue. Merchant Card Services was 67% of total revenue. ATM Services, which include transactional fees, surcharges and ATM processing fees, increased 19%. The placement of new ATMs, new ATM processing customers and increases in transactional volumes accounted for the increase. ATM Services was 31% of total revenue. Other revenue, primarily Check and Terminal Services, was 2% of total revenue and increased 7% in 1998.

Net income as a percentage of revenue increased in 1998 to 14.0% from 12.2% in the prior year. Cost of operations increased in 1998 to 70.0% of revenue compared to 69.6% in the prior year. Operational cost increases were due to the blended growth of several costs at varying rates. Interchange costs from credit card association increases, Year 2000 compliance and development expenses were balanced by other operating expenses such as depreciation and payroll growing at a slower rate than revenue.

The primary component of the margin improvement was due to selling, general and administrative expenses increasing only $1.2 million or 2%, from $50.0 million in 1997 to $51.2 million in 1998. As a result of slower growth rate in these expenses, selling, general and administrative expenses were 8.1% of revenue in 1998 versus 10.2% in 1997.

A second component of the margin improvement was the combination of net interest income (expense) and income taxes. During 1998 the Company increased its allocation of municipal investment securities within the investment portfolio from 18% at year end 1997 to 41% at year end 1998. Municipal investment securities are generally tax-exempt for federal income tax purposes and have lower interest rates than taxable investment securities. While the total debt increased $19.3 million in 1998 to $198.1 from $178.8 in 1997, $45 million in new debt was used to purchase higher yielding investment securities while existing higher rate debt was paid down by $25 million. As a result of these factors, net interest income (expense) increased as a percentage of total revenue to 0.6% in 1998 from (0.4%) in 1997, and the Company's overall tax rate decreased from 38.8% in 1997 to 36.9% in 1998 due to the non-taxable interest income.

Calendar 1997 Compared to Calendar 1996

Revenue increased 38% in 1997. As described in Note L in the Notes to Consolidated Financial Statements, the Company merged with Digital Merchant Systems of Illinois, Inc. and American Bankcard International, Inc. (DMS). The financial statements of DMS prior to 1997 were immaterial for restatement purposes. However, DMS's revenue for 1997 was approximately $30 million. Excluding DMS's 1997 revenue, total revenue increased 36% in 1997. Transaction processing revenue from Merchant Card Services, which includes credit, debit, electronic benefits transfer (EBT) and fuel card transactions, increased 50% for the year. The addition of new merchants, increased transactional volumes and the DMS acquisition were the primary factors of the increase. Increased credit and debit card usage at existing merchants, primarily the Company's grocery store niche, also contributed to the increase. Merchant Card Services was 63% of total revenue. ATM Services was 34% of total revenue and increased 23% in 1997 over 1996. The increase in ATM Services revenue, which includes transactional fees, surcharges and ATM processing fees, was a result of an increase in ATMs for which the Company is the transaction processor. Growth in billable ATM transactions also contributed to the revenue increase. During 1997, other revenue, primarily check and terminal services, which was 3% of total revenue, decreased 6%.

Net Income as a percentage of revenue increased in 1997 to 12.2% from 10.6% in the prior year including the restatement of the 1997 financial statements for the DMS acquisition. In 1997, the restatement of DMS results provided revenue of approximately $30 million, cost of operations of approximately $26 million, selling, general and administrative expenses of approximately $8 million and a net loss of approximately $1 million. Excluding the DMS results, operating costs remained relatively flat at 68.5% of revenue in 1997 compared to 67.9% in 1996, while selling, general and administrative expenses decreased from 12.0% in 1996 to 9.1% in 1997. Selling, general and administrative expenses, excluding DMS, were $42.0 million in 1997 compared to $42.8 million in 1996 as the company grew its transaction processing business while decreasing these expenses. This was the primary factor for net income as a percentage of revenue increasing to 13.3% in 1997 versus 10.6% in 1996, excluding the results of DMS.

Liquidity and Capital Resources

The  Company  consistently   generates   significant  resources  from  operating
activities. Over the past three years operating activities generated cash of $167.6, $79.6, and $139.4 million, respectively.

Significant changes in accounts receivable and accounts payable result from the day of the week the calendar year end falls combined with the increases in settlement volume from one year to the next, impacting cash generated from operations. At December 31, 1996, approximately $35.1 million was received from credit card associations prior to disbursement of the funds to the Company's Merchant Card Service customers. Under a typical two day settlement cycle, these funds would have been paid to the customers prior to December 31, 1997, and cash provided (used) from operating activities would have been ($104.5) million for the year ended December 31, 1996 and $114.7 million for the year ended December 31, 1997.

The Company completed a secondary offering of common stock in October 1996. Proceeds from the 3.45 million shares issued were $87.7 million. $30 million was used as a capital contribution to EFS National Bank (EFSNB), a wholly-owned subsidiary of the Company, in order for it to remain in compliance with the guidelines of credit card associations as its processing transaction volume increases. It is expected that portions of this additional EFSNB equity will be utilized from time to time to acquire selected merchant payment processing portfolios from banks and other processing organizations. The balance of the net proceeds held by the Company will be available for working capital and general corporate purposes, including placing additional ATMs, the possible acquisition of transaction processing businesses and use in other subsidiaries of the Company. The Company invested the net proceeds of the offering in short- and medium-term, interest-bearing obligations described in Note B - Securities.

During fiscal 1998, the Company invested approximately $94 million in securities, net of sales and maturities, and $65.2 million in capital additions. Capital additions were primarily for new computer equipment. These investing activities were funded primarily through operating activities and $45 million in proceeds from notes payable to the Federal Home Loan Bank (see notes to Consolidated Financial Statements).

Stock issued upon exercises of options under the Company's Incentive Stock Option Plan provided $6.6 million in additional capital in 1998. The disqualifying disposition of the options also reduced corporate income taxes paid by $3.6 million. Management cannot estimate the timing or amount of future cash flows from exercise of options, however, this is expected to continue to be a source of funds to the Company.

The Company has available credit of $95 million with financial institutions. As of December 31, 1998 and 1997, $21 million and $29 million, respectively, were outstanding on these lines of credit. The Company holds securities with a market value of approximately $193.2 million that are available for operating needs or as collateral to obtain short-term financing, if needed.

With adequate available credit and strong cash generation, the Company is in sound financial condition and expects to fund continued growth from currently available resources. EFSNB exceeds all required capital ratios.

Effects of Inflation

The Company's assets are primarily monetary, consisting of cash, assets convertible into cash, securities owned and receivables. Because of their liquidity, these assets are not significantly affected by inflation. Management believes that replacement costs of equipment, furniture and leasehold improvements will not materially affect operations. However, the rate of inflation affects the Company's expenses, such as those for employee compensation and communications, which may not be readily recoverable in the price of services offered by the Company.

Year 2000 Issues

Concord EFS, Inc.
The Year 2000 preparedness efforts of Concord cover both information technologies ("IT") and non-IT systems. Non-IT systems include those systems used in the daily operations of buildings and facilities. IT systems include computer hardware, software and related applications.

Concord has instituted a five-phase plan to resolve the Year 2000 issue so that its IT and non-IT systems will function properly with respect to dates in the year 2000 and beyond. These five phases are: awareness, assessment, renovation, validation and implementation. Based on progress to date, Concord has substantially completed the awareness and assessment phases for all systems. The renovation, validation and implementation phases for internal and external mission critical systems and entities have been instituted concurrently and are on schedule for completion. The validation phase includes an independent review of results for all mission critical applications by Concord's internal audit staff and various regulatory agencies.

As of December 31, 1998, the implementation phase for internal mission critical systems is substantially complete. Concord's processing systems also require testing for Year 2000 compliance with external entities, including its customers, credit and debit networks, and vendors. As of January 31, 1999, approximately 30% of the external entity certification is complete. It is estimated that external mission critical system testing will be 90% complete by March 31, 1999. The remaining 10% have been delayed at the request of select external agencies but will be complete or have contingency plans in place in anticipation of potential non-compliance by May 31, 1999.

There is no guarantee that the systems of other companies on which Concord's systems rely will be converted in a timely manner. However, contingency plans have been created for all mission critical vendor products and services. The contingency plans will be further enhanced and expanded to include Business Resumption planning during the first two quarters of 1999 with completion to coincide with the completion of the Year 2000 project. These plans will include both Concord's internal mission critical systems and third-party exposures, based on the evaluation of progress at that time.

Concord's management believes it has a plan in place to resolve the Year 2000 issue in a timely and effective manner. The entire Year 2000 project is scheduled for completion no later than June 30, 1999, well in advance of any anticipated impact on Concord. Additional testing of new or remediated systems and applications will continue as needed to ensure full Year 2000 compliance. If Concord does not complete the phases of its plan that are now underway, then its ability to process transactions for its customers could be adversely affected. The potential liability or lost revenue under this scenario could have a materially adverse effect on the Company's financial condition and results of operations.

Concord has spent approximately $2.0 million in 1998 and anticipates spending an additional $663,000 to substantially complete its Year 2000 compliance project in accordance with its current schedule. These amounts exclude expenditures for normal business growth if timing of acquisition has been accelerated to facilitate short-term Year 2000 testing or compliance. To date, Concord has expensed all costs associated with its Year 2000 assessment and related application remediations.

The cost of the project and the date on which Concord believes it will complete the Year 2000 remediations are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be accurate and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant application code, and similar uncertainties.

Electronic Payment Services, Inc.
The Year 2000 preparedness efforts of EPS cover both IT systems and non-IT systems. Non-IT systems are embedded systems, such as micro-controllers in lighting, heating/ventilation/air-conditioning, security, elevator, fire, uninterrupted power-supply and other infrastructure systems. IT systems include computer hardware and software and related systems.

EPS has instituted a five-phase plan to resolve the Year 2000 issue so that its IT and non-IT systems will function properly with respect to dates in the year 2000 and thereafter. These five phases are: awareness, assessment, renovation, validation and implementation. Based on progress to date, EPS has substantially completed the awareness phase and the assessment phase for all systems, as well as the renovation phase and validation phase for each of its mission critical systems. The validation phase includes an independent review of results for all mission critical systems by EPS's internal audit staff.

As of January 31, 1999, approximately 95% of the implementation phase for mission critical systems had been completed. It is anticipated that all mission critical systems will be implemented by March 3, 1999.

EPS's management believes that it has a plan in place to resolve the Year 2000 issue in a timely and effective manner. If EPS does not complete the phases of its plan that are now underway, then its ability to process transactions for its customers could be adversely affected. The potential liability or lost revenue under this scenario could have a material adverse effect on the Company's financial condition and results of operations.

EPS's processing systems also require testing for Year 2000 compliance with external entities including its customers, credit and debit networks, and suppliers. As of January 31, 1999, approximately 35% of this customer and network certification was complete. EPS has initiated formal communications with all of its mission critical suppliers to determine the extent to which EPS's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. Responses have been received from all of these mission critical suppliers, with approximately 78% reporting current Year 2000 compliance. It is estimated that third-party certification testing will be substantially complete by June 30, 1999. The entire Year 2000 project is estimated to be completed no later than September 30, 1999, which is prior to any anticipated impact on EPS. It is anticipated that additional testing will take place after this date to insure continued Year 2000 compliance.

There is no guarantee that the systems of other companies on which EPS's systems rely will be converted in a timely manner. However, contingency plans have been created for all mission critical vendor products and services. The contingency plans will be further enhanced and expanded during the first quarter of 1999, for both EPS's systems and third-party exposures, based on an evaluation of progress at that time.

EPS has spent approximately $4.4 million in 1998 and anticipates spending an additional $3.5 million to substantially complete its Year 2000 compliance program in accordance with its current schedule. These amounts exclude hardware expenditures needed for normal business growth if timing of acquisition has been accelerated to facilitate short-term Year 2000 testing. To date, EPS has expensed all costs associated with its Year 2000 assessment and related modifications of its software.

The costs and timing of this project are based on management's best estimates, which were derived using numerous assumptions of future events. There are no guarantees that these assumptions will provide to be correct, and therefore actual results might differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, dependencies on third parties to complete their Year 2000 readiness and schedule joint testing, and the availability and cost of appropriately trained personnel.

Quantitative and Qualitative Disclosures About Market Risk

The securities of the Company are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the Company's interest-bearing assets and the amount of interest-bearing liabilities that are prepaid, mature or reprice in specific periods. This risk is mitigated by the fact that approximately 75% of the market value of securities owned were funded through equity rather than debt. The principal objective of the Company's asset/liability activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present at the end of each month.

The following tables provide comparative information about the company's financial instruments that are sensitive to changes in interest rates. This table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Additionally, the Company has assumed its securities, described in Note B of the Notes to Supplemental Consolidated Financial Statements, are similar enough to aggregate those securities for presentation purposes. If tax equivalent yields of municipal securities had been utilized, the weighted-average interest rates would have been higher.

                                December 31, 1998
                                                                                                                   Fair Value
                                                                                                                       at
                                     1999       2000       2001       2002       2003     Thereafter     Total      12/31/98
                                   --------   --------   --------   --------   --------   ----------   ---------   ----------
                                                                          (in thousands)
Assets:
Available-for-sale securities      $34,705      $8,354    $15,956    $ 8,309     $17,624    $191,640    $276,588     $278,398
Average interest rate                6.2%        6.5%       4.8%       5.1%        4.8%        5.8%

Liabilities:
Short-term borrowings              $21,000                                                              $ 21,000     $ 21,000
Average interest rate                 5.8%
Long-term debt, including
   current portion                 $25,116     $25,000    $25,000    $53,000     $35,000    $ 35,000    $198,116     $196,652
Average interest rate                 6.4%        6.4%       6.4%       6.1%        6.2%        5.4%

                                December 31, 1997

                                                                                                                   Fair Value
                                                                                                                       at
                                     1999       2000       2001       2002       2003     Thereafter     Total      12/31/98
                                   --------   --------   --------   --------   --------   ----------   ---------   ----------
                                                                          (in thousands)
Assets:
Available-for-sale securities       $13,987     $8,014    $12,306     $7,437     $4,461      $87,968    $134,173     $134,334
Average interest rate                 6.6%       6.5%       6.6%       6.6%       6.5%         6.9%

Held-to-maturity securities         $ 1,717     $4,000    $   232     $7,121     $3,375      $36,063    $ 52,508     $ 53,634
Average interest rate                 7.8%       6.3%       5.4%       6.6%       5.1%         6.9%

Liabilities:
Short-term borrowings               $29,000                                                             $ 29,000    $  29,000
Average interest rate                 5.8%
Long-term debt, including
   current portion                  $25,445    $25,329    $25,000    $25,000    $53,000      $25,000    $178,774     $178,666
Average interest rate                 6.4%       6.4%       6.4%       6.4%        6.1%        6.4%

Recent Quarterly Results

The following table presents an unaudited summary of quarterly results for the quarters of the calendar years 1998 and 1997.

                                        1st Quarter      2nd Quarter       3rd Quarter      4th Quarter
                                        -----------      -----------       -----------      -----------
                                                     (in thousands, except per share data)
1998
    Revenue                                $134,666         $155,258          $167,555         $177,032
    Operating Income                         26,537           33,421            36,946           39,907
    Net Income                               17,349           21,331            23,765           26,250
    Basic Earnings per share                   .14              .17               .19              .21
    Diluted Earnings per share                 .13              .16               .18              .20

1997
    Revenue                                $104,143         $117,256          $128,826         $139,805
    Operating Income                         17,228           23,205            27,225           31,594
    Net Income                                9,533           13,405            16,820           19,934
    Basic Earnings per share                   .08              .11               .13              .16
    Diluted Earnings per share                 .07              .10               .13              .15

The quarterly information reported previously on Form 10-Q for the quarters indicated above have been restated to reflect mergers accounted for as poolings of interests, including the retroactive effect of the merger with EPS on February 26, 1999.

Market Value For The Registrant's Common Stock and Related Stockholder Matters

The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market (NASDAQ) under the symbol "CEFT". The following table sets froth the range of high and low bid quotations per share of the Company's Common Stock through December 31, 1998, as reported by NASDAQ.

                                 High           Low
                            -------------- -------------

1998
    First Quarter               $23.44        $13.31
    Second Quarter               26.50         19.00
    Third Quarter                28.25         19.38
    Fourth Quarter               42.38         19.00

1997
    First Quarter               $19.33        $12.50
    Second Quarter               17.92         10.83
    Third Quarter                20.00         17.17
    Fourth Quarter               21.75         14.00

As of January 18, 1999 there were approximately 15,500 stockholders. The company has never paid cash dividends. It is the present policy of the Company's Board of Directors to retain earnings to finance expansion in the foreseeable future.



                       Concord EFS, Inc. and Subsidiaries

                    Supplemental Consolidated Balance Sheets

                                                                                      December 31
                                                                                  1998          1997
                                                                               -------------------------
                                                                                    (in thousands)
Assets

Current assets
   Cash and cash equivalents                                                   $   82,029    $   82,592
   Securities available-for-sale (amortized cost of $286,370 at
     December 31, 1998 and $140,038 at December 31, 1997)                         288,180       140,199
   Accounts receivable, less allowance of $2,324 at December 31,
     1998 and $3,340 at December 31, 1997                                         106,662        82,467
   Inventories                                                                     11,396         5,898
   Prepaid expenses and other current assets                                        7,863         5,984
   Deferred income taxes                                                            5,977         4,600
                                                                               -----------   -----------
Total current assets                                                              502,107       321,740

Securities held-to-maturity (fair value of $53,634 at December 31, 1997)                         52,508

Other assets                                                                       23,615        27,656

Property and equipment                                                            302,937       240,954
   Accumulated depreciation and amortization                                     (148,447)     (114,438)
                                                                               -----------   -----------
                                                                                  154,490       126,516
                                                                               -----------   -----------

Intangible assets                                                                 146,712       122,982
   Accumulated amortization                                                       (42,806)      (32,206)
                                                                               -----------   -----------
                                                                                  103,906        90,776
                                                                               -----------   -----------

Total assets                                                                     $784,118      $619,196
                                                                               ===========   ===========

Liabilities and stockholders' equity

Current liabilities
   Accounts payable and other liabilities                                        $112,376    $   70,403
   Accrued liabilities                                                             47,641        38,489
   Income taxes payable                                                            10,148         9,416
   Short-term borrowings                                                           21,000        29,000
   Current maturities of long-term debt                                            25,116        25,445
                                                                               -----------   -----------
Total current liabilities                                                         216,281       172,753
                                                                               -----------   -----------

Long-term debt, less current maturities                                           173,000       153,329
Deferred income taxes                                                              21,336        17,860
Other liabilities                                                                  12,966        14,710

Stockholders' equity
   Common stock,  $0.33 1/3 par value;  authorized  200,000  shares,  Issued and outstanding 127,935 shares at December 31, 1998
     and 86,447 shares at December 31, 1997                                        42,646        28,816
   Additional paid-in capital                                                      55,018        58,622
   Retained earnings                                                              261,702       173,007
   Accumulated other comprehensive income                                           1,169            99
                                                                               -----------   -----------
Total stockholders' equity                                                        360,535       260,544
                                                                               -----------   -----------

Total liabilities and stockholders' equity                                       $784,118      $619,196
                                                                               ===========   ===========

See notes to supplemental consolidated financial statements.



                       Concord EFS, Inc. and Subsidiaries

                 Supplemental Consolidated Statements of Income



                                                                       For Year Ended December 31
                                                                --------------------------------------
                                                                   1998          1997          1996
                                                                ----------    ----------    ----------
                                                                (in thousands, except per share data)

Revenue                                                          $634,511      $490,030      $355,459

Cost of operations                                                446,515       340,770       241,273
Selling, general and administrative expenses                       51,185        50,008        42,811
                                                                ----------    ----------    ----------

Operating income                                                  136,811        99,252        71,375
Other income (expense):
   Interest income                                                 18,379        12,287         4,468
   Interest expense                                               (14,676)      (14,076)      (14,764)
                                                                ----------    ----------    ----------

Income before taxes                                               140,514        97,463        61,079

   Income taxes                                                    51,819        37,771        23,347
                                                                ----------    ----------    ----------

Net income                                                       $ 88,695      $ 59,692      $ 37,732
                                                                ==========    ==========    ==========
Per share data:
   Basic earnings per share                                         $0.69         $0.47         $0.32
                                                                ==========    ==========    ==========

   Diluted earnings per share                                       $0.67         $0.46         $0.31
                                                                ==========    ==========    ==========

   Weighted average shares                                        127,693       126,592       116,291
                                                                ==========    ==========    ==========

   Adjusted weighted average shares and
     assumed conversions                                          131,947       129,937       120,189
                                                                ==========    ==========    ==========


See notes to supplemental consolidated financial statements.



                       Concord EFS, Inc. and Subsidiaries

          Supplemental Consolidated Statements of Stockholders' Equity



                                                                                              Accumulated
                                                                 Additional                      Other
                                            Common Stock          Paid-In       Retained     Comprehensive
                                       ------------------------
                                         Shares      Amount       Capital       Earnings        Income           Total
                                       ----------- ------------ ------------- ------------ ------------------ ------------
                                                                         (in thousands)

Balance at January 1, 1996                33,848      $11,282     $(41,326)      $75,583         $ (200)         $ 45,339
   Exercise of stock options               1,074          358        4,496                                          4,854
   Secondary offering of common stock      3,450        1,150       86,761                                         87,911
   Tax benefit of disqualifying
     disposition of incentive stock
     option shares                                                   6,586                                          6,586
   Three for two stock splits             42,488       14,163      (14,163)
   Net income                                                                     37,732                           37,732
   Net unrealized losses on securities,
     net of tax                                                                                    (296)             (296)
                                                                                                              ------------
   Comprehensive income                                                                                            37,436
                                       ----------- ------------ ------------- ------------ ------------------ ------------

Balance at December 31, 1996              80,860       26,953       42,354       113,315           (496)          182,126
   Restatement for poolings of
     interests                             4,511        1,504        4,110                                          5,614
                                       ----------- ------------ ------------- ------------ ------------------ ------------

Restated balance at January 1, 1997       85,371       28,457       46,464       113,315           (496)          187,740
   Exercise of stock options               1,076          359        6,300                                          6,659
   Tax benefit of disqualifying
     disposition of incentive
     stock option shares                                             5,858                                          5,858
   Net income                                                                     59,692                           59,692
   Net unrealized gains on
     securities, net of tax                                                                         595               595
                                                                                                              ------------
   Comprehensive income                                                                                            60,287
                                       ----------- ------------ ------------- ------------ ------------------ ------------

Balance at December 31 1997               86,447       28,816       58,622       173,007             99           260,544
   Exercise of stock options                 413          138        6,458                                          6,596
   Three for two stock split              41,075       13,692      (13,692)
   Tax benefit of disqualifying
     disposition of incentive
     stock option shares                                             3,630                                          3,630
   Net income                                                                     88,695                           88,695
   Cumulative effect of accounting
     change                                                                                         776               776
   Net unrealized gains on securities,
     net of tax                                                                                     294               294
                                                                                                              ------------
   Comprehensive income                                                                                            89,765
                                       ----------- ------------ ------------- ------------ ------------------ ------------
Balance at December 31, 1998             127,935      $42,646      $55,018      $261,702         $1,169          $360,535
                                       =========== ============ ============= ============ ================== ============


See notes to supplemental consolidated financial statements.



                       Concord EFS, Inc. and Subsidiaries

               Supplemental Consolidated Statements of Cash Flows


                                                                                   Year ended December 31
                                                                           ---------------------------------------
                                                                               1998          1997         1996
                                                                           ------------ ------------- ------------
                                                                                       (in thousands)

Operating activities
   Net income                                                                $  88,695    $  59,692     $ 37,732
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                            55,390       41,566       34,827
       Provision for losses on accounts receivable                               3,654        1,445          817
       Deferred income taxes (benefit)                                           1,520       (7,330)       6,896
       Changes in operating assets and liabilities:
         Accounts receivable                                                   (27,849)     (17,489)      25,581
         Inventories                                                            (5,498)        (291)         161
         Other current assets                                                   (1,879)      (1,024)        (342)
         Accounts payable and other liabilities                                 41,973      (22,425)      20,084
         Accrued liabilities                                                    13,310       25,414       13,636
         Other liabilities                                                      (1,744)           -            -
                                                                             ----------   ----------    ---------
Net cash provided by operating activities                                      167,572       79,558      139,392

Investing activities
   Acquisition of property and equipment                                       (65,205)     (44,042)     (47,727)
   Securities held-to-maturity:
     Acquisition of securities                                                  (9,630)     (17,141)     (57,135)
     Proceeds from maturity of securities                                        4,843       21,347          809
   Securities available-for-sale:
     Acquisition of securities                                                (241,314)    (156,515)     (36,054)
     Proceeds from sales of securities                                         104,383       48,401            -
     Proceeds from maturity of securities                                       48,098       32,178          173
   Merchant contracts purchased                                                (16,946)     (12,986)      (3,565)
   Acquisition of business                                                      (6,000)           -            -
   Proceeds from licensing agreement                                                 -       25,000            -
   Other                                                                        (4,302)      (2,406)     (13,464)
                                                                             ----------   ----------    ---------
Net cash used in investing activities                                         (186,073)    (106,164)    (156,963)

Financing activities
   Proceeds from exercise of stock options                                       6,596        6,659        4,854
   Proceeds from secondary offering of common stock                                                       87,911
   Proceeds from notes payable                                                  45,000       28,000            -
   Borrowing (repayment) under credit agreement (net)                           (8,000)     (21,000)      15,000
   Payments on notes payable                                                   (25,658)     (25,418)     (25,392)
                                                                             ----------   ----------    ---------
Net cash provided by (used in) financing activities                             17,938      (11,759)      82,373
                                                                             ----------   ----------    ---------
Net (decrease) increase in cash and cash equivalents                              (563)     (38,365)      64,802

Cash and cash equivalents at beginning of period                                82,592      120,957       56,155
                                                                             ----------   ----------    ---------

Cash and cash equivalents at end of period                                   $  82,029    $  82,592     $120,957
                                                                             ==========   ==========    =========

Supplemental  disclosures of cash flow information:
Cash paid during the period for:

     Interest                                                                $  14,346    $  13,725     $ 14,768
                                                                             ==========   ==========    =========

     Income taxes                                                            $  46,346    $  32,940     $  9,326
                                                                             ==========   ==========    =========


See notes to supplemental consolidated financial statements.

                       Concord EFS, Inc. and Subsidiaries

             Notes to Supplemental Consolidated Financial Statements

                                December 31, 1998


Note A - Significant Accounting Policies

Principles of Consolidation: The supplemental consolidated financial statements include the accounts of Concord EFS, Inc. (Parent) and its wholly-owned subsidiaries, Concord Computing Corporation (Concord), EFS National Bank (EFSNB), EFS Federal Savings Bank (EFSFSB), Concord Retail Services, Inc., Concord Equipment Sales, Inc. (formerly VMT, Inc.), Pay Systems of America, Inc.
(PSA), Digital Merchant Systems, Inc. (DMS), and Electronic Payment Services, Inc. (EPS), (collectively, the Company). The Company repurchased the minority interest in Network EFT, Inc. during 1996 and transferred its residual business and operational assets to Concord. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation: These supplemental consolidated financial statements give retroactive effect to the merger of the Parent and EPS on February 26, 1999, which has been accounted for using the pooling of interests method as described in Note L to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

Operations: The Company provides transaction processing, authorization and settlement services, throughout the United States. The primary components of these services are Merchant Card Services and ATM Services, comprising approximately 98% of revenues in 1998. The Company requires certain customers to provide letters of credit, surety bonds or cash deposits as collateral for outstanding accounts receivable.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Held-to-Maturity and Available-for-Sale: Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income in stockholders' equity.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative
Instruments and Hedging Activities". Although the Statement is effective for years beginning after June 15, 1999, the Company adopted the statement early on July 1, 1998. Under provisions of the Statement, the Company reclassified all securities held-to-maturity to securities available-for-sale as of July 1, 1998. The adoption of SFAS No. 133 resulted in the cumulative effect of an accounting change of $776,000 being recognized as an increase in other comprehensive income.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

Other Assets: Included in other assets at December 31, 1998 and 1997 are approximately $3,888,000 and $6,021,000, respectively, of payments made to customers under the Company's conversion assistance program. These payments, which were primarily for promotional sign replacements and card reissuance, were made to customers converting to the MAC network and are being amortized over five years. Amortization expense associated with these assets was approximately $3,105,000, $3,037,000 and $2,907,000 for the years ended December 31, 1998,
1997 and 1996, respectively.

During 1994, after technological feasibility was established, the Company began capitalizing software development costs incurred in connection with the planned introduction of a stored value electronic payment card. The Company capitalized approximately $667,000 and $11,584,000 in 1997 and 1996, respectively, related to the development of the stored value card.


On July 25, 1997, the Company entered into an agreement with an unrelated third party whereby the Company granted perpetual licensing rights to the technology to the third party in exchange for $25,000,000. The agreement further grants the third party exclusive rights to the technology for a period of four years. The proceeds received from the licensing agreement have been deferred and are being earned over the exclusivity period of the agreement. The development costs capitalized are being amortized over the same period.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Intangible Assets: Intangible assets consist of the following at December 31:

                                      1998        1997
                                  ----------- -----------
                                       (in thousands)

  Goodwill                         $  82,071   $  82,071
  Purchased merchant contracts        33,497      15,865
  Customer lists and other            31,144      25,046
                                  ----------- -----------
                                    $146,712    $122,982
                                  =========== ===========

Goodwill and amounts assigned to the customer lists are being amortized by the straight-line method over 15-25 years. Agreements not to compete are amortized over the life of the agreements.

Purchased merchant contracts are recorded at cost and are evaluated by management for impairment at each balance sheet date through review of actual attrition and cash flows generated by the contracts in relation to the expected attrition and cash flows and the recorded amortization expense. If, upon review, actual attrition and cash flows indicate impairment of the value of the purchased merchant contracts, an impairment loss would be recognized. Amortization expense was recognized on a straight-line basis over an estimated useful life of five years through December 31, 1997. Effective January 1, 1998, the Company changed the estimated useful life of its purchased merchant contracts to six years. This change in accounting estimate is accounted for under the provisions of Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes." Accordingly, the net book value of purchased merchant contracts as of January 1, 1998 is amortized over the remaining useful life of the contracts (using six years). Additionally, all purchased merchant contracts capitalized in 1998 are being amortized over a period of six years. The effect of the change in accounting estimate in 1998 was an increase to net income of approximately $583,000.

On July 20, 1998, the Company acquired the terminal driving business of a certain entity. The acquisition was accounted for under the purchase method; accordingly, results of operations from this business have been included in the supplemental consolidated statements of income since the date of acquisition. The total cost of the acquisition was approximately $6 million and substantially all of the purchase price was allocated to customer lists based upon the fair value of the assets acquired. The customer lists are being amortized by the straight-line method over 15 years.

Use of Estimates: The preparation of the supplemental consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal tax return. Each subsidiary provides for income taxes using the liability method on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.

Revenue Recognition: Revenue from credit card and other transaction processing activities are recorded when the service is provided, gross of interchange and network fees charged to the Company, which are recorded as a cost of operations when the transactions have been settled.

Revenues from service contracts and product sales are recognized when the service is provided or the equipment is shipped. Service contracts and related sales include all revenues under system service contracts, including revenues from sales of terminal hardware when the contract included such sales.

Earnings Per Share: Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." All earnings per share amounts for all periods have been presented to conform to the Statement 128 requirements. Earnings per share, related per share data, stock options and stock option prices have been restated to reflect all stock splits through December 31, 1998.

Stock-based Compensation: The Company grants options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. These stock option grants are accounted for in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, the Company recognizes no compensation expense for the stock option grants.

Comprehensive Income: In 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement in 1998 had no impact on the company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the company's available-for-sale securities, to be included in accumulated other comprehensive income in stockholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Note B - Securities

The   following   is   a   summary   of   securities    available-for-sale   and
held-to-maturity:

                                                                 Gross          Gross        Estimated
                                                Amortized     Unrealized      Unrealized       Fair
                                                  Cost           Gains          Losses         Value
                                              -------------- -------------- -------------- --------------
                                                                     (in thousands)
Securities Available-for-sale
  December 31, 1998
    U.S. Government and agency Securities        $ 29,603       $    281       $    (74)      $ 29,810
    Mortgage-backed securities                    130,355            395           (370)       130,380
    Municipal securities                          116,630          1,972           (394)       118,208
                                              -------------- -------------- -------------- --------------
      Total debt securities                       276,588          2,648           (838)       278,398
    Equity securities                               9,782                                        9,782
                                              ============== ============== ============== ==============
                                                 $286,370       $  2,648       $   (838)      $288,180
                                              ============== ============== ============== ==============

  December 31, 1997
    U.S. Treasury securities                     $  4,003       $      2        $             $  4,005
    U.S. Government and agency Securities          41,338                          (131)        41,207
    Mortgage-backed securities                     77,638            387           (180)        77,845
    Municipal securities                           11,194             87             (4)        11,277
                                              -------------- -------------- -------------- --------------
      Total debt securities                       134,173            476           (315)       134,334
    Equity securities                               5,865                                        5,865
                                              -------------- -------------- -------------- --------------
                                                 $140,038       $    476       $   (315)      $140,199
                                              ============== ============== ============== ==============
Securities Held-to-Maturity:
  December 31, 1997
    U.S. Government and agency Securities        $  9,256       $     60        $             $  9,316
    Mortgage-backed securities                     19,818            187                        20,005
    Municipal securities                           23,434            879                        24,313
                                              -------------- -------------- -------------- --------------
                                                 $ 52,508       $  1,126        $             $ 53,634
                                              ============== ============== ============== ==============

There were no material gains or losses on securities sold during the three years ended December 31, 1998.

The scheduled maturities of securities available-for-sale, excluding equity securities, at December 31, 1998, was as follows:

                                     Available-for-Sale
                                  -------------------------
                                    Amortized       Fair
                                     Cost          Value
                                  -------------------------
                                        (in thousands)

  Due in one year or less          $ 34,705      $  34,631
  Due in one to five years           50,243         51,038
  Due in five to ten years          109,563        110,683
  Due after ten years                82,077         82,046
                                  ----------    -----------
                                   $276,588       $278,398
                                  ==========    ===========

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Expected maturities on other securities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Securities carried at approximately $95 million and $52 million at December 31, 1998 and December 31, 1997, respectively, were pledged to secure notes payable to the Federal Home Loan Bank.

Note C - Inventories

At December 31, inventories consisted of:

                                     1998         1997
                                  ---------     --------
                                      (in thousands)

  Point of sale equipment          $10,457       $5,745
  Repair parts                         939          153
                                  ---------     --------
                                   $11,396       $5,898
                                  =========     ========

Note D - Property and Equipment

At December 31, property and equipment consisted of:

                                        1998         1997
                                     ---------    ----------
                                          (in thousands)

  Land                               $  1,050      $  1,050
  Building & improvements              15,101        14,591
  Computer facilities and equipment   254,378       199,833
  Office furniture and equipment       21,855        16,582
  Leasehold improvements               10,553         8,898
                                    ----------    ----------
                                     $302,937      $240,954
                                    ==========    ==========

Depreciation expense was approximately $39.1 million, $33.5 million and $28.4 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Note E - Short-Term Borrowings

The Company maintains a credit agreement with a third-party bank which provides for short-term borrowings through March 1999 of up to $75 million. Borrowings under the agreement are unsecured and bear interest at variable rates. Borrowings of $21 million and $29 million, which approximated fair value, were outstanding under the agreement at December 31, 1998 and 1997, respectively. Average borrowings under this agreement during 1998 were $29.4 million at an effective interest rate of 5.81%. During 1997, average borrowings were approximately $41.3 million at an effective interest rate of 5.84% and, during 1996, average borrowings were approximately $39.9 million at an effective interest rate of 5.82%. The agreement requires the Company to maintain certain financial ratios and to comply with certain covenants as defined, including limitations as to debt to be incurred and prepayments on the Company's long-term debt.

The Company also has available $20 million in unsecured lines of credit with other financial institutions, which expire on various dates throughout 1999. No amounts were outstanding on these lines at December 31, 1998 or 1997.

Note F - Long-Term Debt and Leases

At December 31, long-term debt consisted of:

                                                 1998          1997
                                              ----------    ----------
                                                   (in thousands)

  Notes payable to the Federal Home Loan Bank  $ 73,000      $ 28,000
  Note payable to bank for ATMs                     116           561
  Note payable to stockholder                   125,000       150,213
                                              ----------    ----------
                                                198,116       178,774
  Less current maturities                       (25,116)      (25,445)
                                              ----------    ----------
                                               $173,000      $153,329
                                              ==========    ==========

Notes payable to the Federal Home Loan Bank are adjustable rate advances due between May 20, 2002 and September 11, 2008. Current interest rates range from 5.41% to 6.08% and are secured by securities available-for-sale with a market value of approximately $95 million and $52 million at December 31, 1998 and 1997, respectively.

The note payable to bank to purchase cash dispensing machines (ATMs) is payable through March 1, 1999 in monthly installments of $38,969 including interest at 6.25% and is secured by ATMs with a net book value of $701,034 at December 31, 1998 and $981,445 at December 31, 1997.

Note payable to stockholder represents an unsecured promissory note payable due in equal quarterly installments through 2003, which bears interest at 6.40%. Annual maturities of the note are $25 million per year through 2003.

The Company rents office facilities and equipment under noncancelable operating leases expiring at various dates through 2005. Rental expense for operating leases amounted to approximately $5.1 million, $4.8 million and $5.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

On May 22, 1998, the Company entered into a $15 million operating lease agreement replacing the remainder of the original subrental agreement on EPS's headquarters. The terms for the operating lease provide for initial seven-year term through 2005 with an option to renew for two additional five year terms.

Future maturities of notes payable and minimum lease payments for operating leases with initial or remaining terms in excess of one year are as follows:

                                     Notes       Operating
                                    Payable       Leases
                                  ----------     ---------
                                       (in thousands)
  Year ending December 31:
    1999                           $ 25,116      $  4,994
    2000                             25,000         3,642
    2001                             25,000         2,879
    2002                             53,000         2,400
    2003                             35,000         1,969
    Thereafter                       35,000         1,632
                                  ----------     ---------
  Total future payments            $198,116       $17,516
                                  ==========     =========

Note G - Employee Benefit Plans

Effective March 1, 1998, the Company established the Concord EFS Savings Plan (the Plan). Employees who have reached the age of 21 and completed one year of service with the Company are eligible to participate in the Plan. The Plan provides for voluntary tax-deferred contributions by eligible employees and discretionary Company contributions. The Company's cost related to the Plan in 1998 was approximately $114,000.

The Electronic Payment Services, Inc. Retirement Savings Plan (the EPS Plan) covers substantially all employees of EPS. Under the terms of the EPS Plan, each qualified employee receives a company retirement contribution of 2% of compensation as defined, based upon employment status at December 31 of the plan year. In addition, the EPS Plan includes a Section 401(k) savings feature wherein EPS will match employee contributions up to 4.5% of compensation as defined, and additionally, contains a discretionary profit-sharing contribution of up to 1.5% of compensation as defined. Total 1998, 1997 and 1996 expenses under the EPS Plan were approximately $3,685,000, $3,095,000 and $2,687,000, respectively.

Note H - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets at December 31, are as follows:

                                                    1998         1997
                                                 ---------    ---------
                                                      (in thousands)
  Deferred tax liabilities:
    Property and equipment                        $ 3,976      $ 6,113
    Intangibles                                     4,460        4,923
    Securities available-for-sale                     641           62
    Capitalization of research &
      development costs                            13,994        8,619
    Other                                           1,284        1,132
                                                 ---------    ---------
  Total deferred tax liabilities                   24,355       20,849
                                                 ---------    ---------

  Deferred tax assets:
    Net operating loss carryforward                $2,003       $2,626
    Nondeductible reserves                          5,311        3,762
    Bad debt allowance                                248          502
    Inventory                                          37           57
    Merchant contracts purchased                    1,361          488
    Other                                              36          154
                                                 ---------    ---------
  Total deferred tax assets                         8,996        7,589
                                                 ---------    ---------
  Net deferred tax liabilities                    $15,359      $13,260
                                                 =========    =========

The components of the provision (benefit) for income taxes for the three years ended December 31 are as follows:

                                    1998       1997       1996
                                ----------  ---------  ---------
                                          (in thousands)
Allocated to net income:
  Current
    Federal                      $ 47,622    $41,005    $15,706
    State                           2,677      4,096        745
                                ----------  ---------  ---------
                                   50,299     45,101     16,451

  Deferred
    Federal                           435     (6,297)     6,797
    State                           1,085     (1,033)        99
                                ----------  ---------  ---------
                                    1,520     (7,330)     6,896
                                ----------  ---------  ---------
                                 $ 51,819    $37,771    $23,347
                                ==========  =========  =========

Allocated to other comprehensive income:
  Deferred
    Federal                      $    504    $   281    $  (138)
    State                              75         42        (20)
                                ----------  ---------  ---------
                                 $    579    $   323    $  (158)
                                ==========  =========  =========

The reconciliation of income taxes computed at the U. S. federal statutory tax rate of 35% to income tax expense for the three years ended December 31 are as follows:

                                          1998        1997        1996
                                       ----------  ----------  ----------
                                                (in thousands)

  Tax at statutory rate                 $ 49,180    $ 34,112    $ 21,378
  State income taxes, net of
    federal benefit                        2,461       1,989         538
  Nondeductible amortization of
    goodwill                               1,076       1,031       1,042
  Tax exempt interest income              (1,175)       (511)       (124)
  Other, net                                 277       1,150         513
                                       ----------  ----------  ----------
                                        $ 51,819    $ 37,771    $ 23,347
                                       ==========  ==========  ==========

Income tax benefits resulting from the disqualifying dispositions of certain employee incentive stock option shares were credited to additional paid-in capital because no compensation expense was charged to income for financial reporting purposes related to the exercise of such options.

The Company has federal and state net operating loss carryforwards that expire on various dates through 2006 and are subject to annual limitations.

Note I - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                   Year Ended December 31
                                                1998        1997         1996
                                            ----------   ----------   ----------
                                           (in thousands, except per share data)
Numerator:
  Net income                                 $ 88,695     $ 59,692     $ 37,732
                                            ==========   ==========   ==========

Denominator:
  Denominator for basic earnings per share,
    weighted-average shares                   127,693      126,592      116,291


  Effect of dilutive securities, employee
   stock options                                4,254        3,345        3,898
                                            ----------   ----------   ----------
  Denominator for diluted earnings per
    share - adjusted weighted-average
    shares and assumed conversions            131,947      129,937      120,189
                                            ==========   ==========   ==========
Basic earnings per share                       $0.69        $0.47        $0.32
                                            ==========   ==========   ==========

Diluted earnings per share                     $0.67        $0.46        $0.31
                                            ==========   ==========   ==========

Note J - Incentive Stock Option Plans

The Concord EFS, Inc. 1993 Incentive Stock Option Plan, as amended, (the Concord
Plan) allows for the grant of up to 13,668,750 shares of Common Stock for the benefit of the Company's key employees. Options are granted at not less than 100% of the market value on the date of the grant (110% in the case of a holder of more than 10% of the outstanding shares) and generally become exercisable within four years of the date of the grant. Information pertaining to the Concord Plan is summarized below, in thousands, except price per share:

                                     Number of      Weighted         Weighted
                                       Shares        Average          Average        Options
                                    Under Option  Exercise Price  Aggregate Price  Exercisable
                                    ------------  --------------  ---------------  -----------

Outstanding at January 1, 1996          6,323        $  3.68         $ 23,283          2,903
                                                                    ==========        =======
  Granted                               1,308          13.73
  Exercised                            (1,877)          2.59
  Terminated                             (501)          4.26
                                       -------

Outstanding at December 31, 1996        5,253           6.51         $ 34,203          2,380
                                                                    ==========        =======
  Granted                               3,129          15.22
  Exercised                            (1,614)          4.13
  Terminated                              (40)         10.87
                                       -------

Outstanding at December 31, 1997        6,728          11.11         $ 74,732          1,860
                                                                    ==========        =======
  Granted                               2,989          20.37
  Exercised                              (477)          6.52
  Terminated                              (34)         14.60
                                       -------

                                        9,206         $14.34         $132,006          2,988
                                       =======                      ==========        =======

The weighted average grant date fair value of options granted during 1998, 1997 and 1996 was $6.15, $4.67 and $3.65, respectively.

The  following  table  provides   additional   information   regarding   options
outstanding as of December 31, 1998:


                                                 Weighted Average                   Weighted
                                    Weighted        Remaining       Number of       Average
  Option Exercise      Options       Average     Contractual Life    Options     Exercise Price
    Price Range      Outstanding    Exercise      of Options in    Exercisable     of Options
                                      Price           Years                       Exercisable
-------------------  -----------    ---------  ------------------  -----------  ---------------

   $ 2.73  -$  4.79       1,162       $  3.31            4.92           1,155       $   3.30
     5.93  -  13.00       1,882          9.73            6.82           1,029           9.06
    15.08  -  26.13       6,162         17.83            8.66             804          15.55

   $ 2.73  -$ 26.13       9,206       $ 14.34            7.81           2,988       $   8.58

In 1995, EPS adopted the Electronic Payment Services, Inc. 1995 Stock Option Plan, as amended, (the EPS Plan). In connection with the merger of EPS with the Parent as discussed in Note L, all outstanding options in the EPS Plan accelerated and vested in November 1998. The total amount of option shares (after conversion to Concord EFS, Inc.shares) at December 31, 1998 was 2,244,795, at a weighted average exercise price of $8.48.

The Company has elected to follow APB No. 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 6.0%, 6.25%, and 6.5%, and volatility factors of the expected market price of the Company's common stock of .358, .344, and .265. Assumptions that remained constant for all years were dividend yields of 0% and a weighted average expected life of the options of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows for the years ended December 31 (in thousands, except for earnings per share):

                                                1998      1997      1996
                                             --------- --------- ---------
  Pro forma net income                        $77,327   $55,137   $36,647
  Pro forma basic earnings per share            $0.61     $0.44     $0.32
  Pro forma diluted earnings per share          $0.59     $0.42     $0.30

Pro forma disclosures are not likely to be representative of the effects of reported pro forma net income and earnings per share in future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

On February 18, 1999, the shareholders approved an amendment to the Concord Plan to increase the shares issuable under the plan from 13,668,750 to 25,000,000 shares.

Note K - Employment Agreements

In February 1998, the Company entered into incentive agreements with its CEO and President, each for a term of five years expiring February 2003. Each agreement sets out the executive's annual base pay, provides for the establishment of an incentive compensation program under which each executive will have a bonus potential of 50% of annual base salary, and provides for grants of stock options, including regular stock options of up to 375,000 shares a year based on performance and special stock options contingent upon, or providing accelerated vesting upon, the average market price of Concord stock reaching and maintaining certain levels. The agreements contain certain non-compete provisions and change in control provisions regarding the acceleration of outstanding stock options and the payment of bonuses.

Employment agreements are also in effect for the President and Chief Executive Officer of EPS and four of his direct reports. The agreements have no fixed term but are terminable at any time with a fixed amount of severance to be paid only in the event of termination or removal without cause (or with "good cause" in the case of the President and Chief Executive Officer).

Note L - Mergers and Acquisitions

On June 30, 1998, the Company merged with Digital Merchant Systems of Illinois, Inc. and American Bankcard International, Inc. (jointly named DMS). DMS is a leading independent sales organization in the credit card industry. The mergers were accounted for using the pooling of interests method of accounting. The Company exchanged 4,425,000 shares of its common stock for all of the outstanding common stock of DMS. In accordance with pooling of interests accounting, no adjustments have been made to the historical carrying value of the assets and liabilities of DMS.

The following table presents selected financial information, split between the Company, EPS and DMS:

                          Year ended December 31
                              1998       1997
                          ----------  ----------
Revenue:
  Concord EFS, Inc.        $361,604    $240,004
  EPS                       258,773     219,956
  DMS(1)                     14,134      30,070
                          ----------  ----------
                           $634,511    $490,030
                          ==========  ==========

Net income:
  Concord EFS, Inc.         $ 61,857   $ 42,746
  EPS                         24,924     18,010
  DMS(1)                       1,914     (1,064)
                          ----------  ----------
                            $ 88,695   $ 59,692
                          ==========  ==========

 (1)The 1998 amounts reflect the results of operations from January 1, 1998 through June 30, 1998. The results of operations from July 1, 1998 through December 31, 1998 are included in Concord EFS, Inc. amounts.

The financial statements of DMS prior to January 1, 1997, were immaterial for restatement.

On February 18, 1999, the shareholders approved the Company's issuance of shares in connection with its acquisition of EPS. The Company completed the merger with EPS on February 26, 1999 by issuing 30,064,838 shares of the Company's common stock for all of the outstanding common stock of EPS. The acquisition was accounted for using the pooling of interests method of accounting. The supplemental consolidated financial statements present financial information restated for all years presented. EPS provides transaction processing services to financial institutions, and retailers throughout the United States. EPS also owns and operates electronic data processing and data-capture networks that process transactions originating at ATMs and point-of-sale terminals.

In connection with the acquisition of EPS, the Company expects to incur approximately $10.5 million in acquisition related expenses in the first quarter of 1999. These expenses are primarily investment banking, legal and accounting fees. Although no definite plan has been adopted, management is currently reviewing operational synergies, such as duplicate facilities, computer and communication hardware and software and other contractual relationships including severance that may require additional charges in the second quarter of 1999 and beyond. Management plans to complete this analysis by May 31, 1999.

Note M - Operations By Industry Segment

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for reporting financial information about operating segments in annual and interim financial statements. SFAS No. 131 requires that financial information be reported on the same basis that is reported internally for evaluating segment performance and allocating resources to segments. SFAS No. 131 addresses how supplemental financial information is disclosed in annual and interim reports; therefore, its adoption in 1998 had no impact on the financial condition or operating results of the Company.

Concord has two  reportable  segments:  Merchant Card Services and ATM Services.

The Company's revenue from Merchant Card Services results from processing credit card transactions using VISA, MasterCard, Discover, American Express and Diner's Club Cards. In addition, the Company processes debit card transactions for banks issuing such cards. Merchant Card Services provides electronic payment services to supermarket chains, grocery stores, convenience store merchants and other retailers. Merchant Card Services also includes trucking services providing a variety of flexible payment systems that enable drivers of trucking companies to use payment cards to purchase fuel and services and to obtain cash advances at truck stops.

ATM Services include transactional fee income and surcharge revenue from ATMs owned by the Company as well as ATM transaction processing for ATMs owned by the Company's merchants.

The Company evaluates performance and allocates resources based on profit or loss from operations. Items classified as "Other" include revenue not identifiable with the two reportable segments described above and costs of operations and selling, general and administrative expenses which are not allocated to the reportable segments. The accounting policies of the reportable segments are the same as those described in Note A Significant Accounting Policies.

The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they are distinct products for different end users. No single customer of the Company accounts for a material portion of the Company's revenues.

Industry segment information for the years ended December 31, 1998, 1997, and 1996 is presented below:

                                             Merchant
                                          Card Services       ATM
                                                           Services        Other          Total
                                          ------------- ------------- ------------- -------------
                                                               (in thousands)
Year ended December 31, 1998

  Revenue                                     $423,267      $198,398     $  12,846      $634,511

  Cost of operations                          (231,616)     (118,968)      (95,931)     (446,515)

  Selling, general, & administrative                                       (51,185)      (51,185)
    expenses

  Taxes & interest, net                                                    (48,116)      (48,116)
                                          ------------- ------------- ------------- -------------

  Net income                                  $191,651      $ 79,430     $(182,386)     $ 88,695
                                          ============= ============= ============= =============

Year ended December 31, 1997

  Revenue                                     $311,167      $166,841     $  12,022      $490,030

  Cost of operations                          (164,366)      (95,311)      (81,093)     (340,770)

  Selling, general, & administrative                                       (50,008)      (50,008)
    expenses

  Taxes & interest, net                                                    (39,560)      (39,560)
                                          ------------- ------------- ------------- -------------

  Net income                                  $146,801      $ 71,530     $(158,639)     $ 59,692
                                          ============= ============= ============= =============


Year ended December 31, 1996

  Revenue                                     $207,211      $135,507     $  12,741      $355,459

  Cost of operations                          (121,183)      (71,423)      (48,667)     (241,273)

  Selling, general, & administrative                                       (42,811)      (42,811)
    expenses

  Taxes & interest, net                                                    (33,643)      (33,643)
                                          ------------- ------------- ------------- -------------

  Net income                                  $ 86,028      $ 64,084     $(112,380)     $ 37,732
                                          ============= ============= ============= =============

Note N - Commitments and Contingencies

The Company is a party to various claims and litigation in the normal course of business, none of which is expected to have a material effect on the supplemental consolidated financial statements.

Note O - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiary to transfer funds to the Parent in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1998, approximately $128,521,000 of undistributed earnings of EFSNB, included in consolidated retained earnings, was available for distribution to the Parent as dividends without prior regulatory approval. Under Federal Reserve regulations, the banking subsidiary is also limited as to the amount it may loan to affiliates, including the Parent, unless such loans are collateralized by specific obligations. At December 31, 1998, the maximum amount available for transfer from EFSNB to the Parent in the form of loans approximated 5.99% of consolidated net assets.

Note P - Related Party Transactions

The former stockholders of EPS are also customers of the Company and services are billed to them at rates comparable to nonrelated customers. Approximately 10%, 11%, and 14% of revenues were billed to these stockholders during 1998, 1997 and 1996, respectively.

Note Q - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (Including Mortgage-backed Securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Long-term Borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                      Carrying Amount       Fair Value
                                     ------------------- ------------------
December 31, 1998
   Financial Assets:
      Cash and cash equivalents            $  82,029          $  82,029
      Available-for-sale securities          288,180            288,180

   Financial liabilities:
      Notes payable                          198,116            196,652

December 31, 1997
   Financial Assets:
      Cash and cash equivalents            $  82,592          $  82,592
      Available-for-sale securities          140,199            140,199
      Held-to-maturity securities             52,508             53,634

   Financial liabilities:
      Notes payable                          178,774            178,666

                       Concord EFS, Inc. and Subsidiaries

                         Report of Independent Auditors



Board of Directors and Stockholders Concord EFS, Inc.


We have audited the accompanying supplemental consolidated balance sheets of Concord EFS, Inc. and subsidiaries (formed as a result of the consolidation of Concord EFS, Inc. and Electronic Payment Services, Inc.) as of December 31, 1998 and 1997, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. The supplemental consolidated financial statements give retroactive effect to the merger of Concord EFS, Inc. and Electronic Payment Services, Inc. on February 26, 1999, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental consolidated financial statements are the responsibility of the management of Concord EFS, Inc. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Concord EFS, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, after giving retroactive effect to the merger with Electronic Payment Services, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.



                                                      /s/Ernst & Young LLP



Memphis, Tennessee
February 26, 1999





















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